QuickLinks -- Click here to rapidly navigate through this document
The World Bank Group INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS
File No. 1-3431 REGULATION BW RULE 2
May 9, 2005

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

        Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

  (a)
  the Management's Discussion & Analysis and Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending March 31, 2005; and

  (b)
  the list of transactions with regard to the Bank's securities and borrowings during the quarter ending March 31, 2005.

Sincerely yours,
/s/ J. Clifford Frazier
J. Clifford Frazier Chief Counsel, Finance
Attachments

International Bank for Reconstruction and Development

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2005

(Unaudited)

CONTENTS
March 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Statement Reporting	2
Management Reporting	2
Current Value Basis	3
Equity-to-Loans	8
Results of Operations	10
Funding Resources	11
Governance	12
Net Income Allocations and Transfers	12

IBRD CONDENSED FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

        This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2004 (FY 2004). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

        IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the "reported basis").

        As allowed under the standards on derivatives (herein referred to as "FAS 133"), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

        These standards allow hedge accounting for certain qualifying hedging relationships. However, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 criteria for qualifying hedging relationships would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

        For management reporting purposes, IBRD prepares financial statements which mark to current value both derivatives and underlying assets and liabilities as described in the Current Value Basis section of this document.

        IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable or liquidation value of IBRD as a whole.

FINANCIAL OVERVIEW

        Table 1 presents selected financial data on a reported basis, before and after the effects of FAS 133, and on a current value basis.

Table 1: Selected Financial Data

	Nine Months Ended		Full Year
	March 31, 2005	March 31, 2004	June 30, 2004
	In millions of U.S. dollars, except ratio and return data in percentages
Lending Summary(a)
Commitments	$6,667	$6,042	$11,045
Gross Disbursements	$7,861	$7,520	$10,109
Net Disbursements	$(3,762)	$(7,171)	$(8,408)
Reported Basis
Operating Income	$1,096	$1,508	$1,696
Effects of applying FAS 133	$719	$(2,223)	$(4,100)
Net Income (Loss)	$1,815	$(715)	$(2,404)
Net Return on Average Interest-earning Assets	1.06%	1.38%	1.18%
after the effects of FAS 133	1.74%	(0.66)%	(1.67)%
Gross Return on Average Outstanding Loans	3.72%	3.86%	3.83%
Gross Return on Average Cash and Investments	2.03%	1.03%	1.04%
Cost of Average Borrowings (including swaps)	2.93%	2.56%	2.61%
after the effects of FAS 133	1.99%	5.41%	6.56%
Return on Equity	4.33%	6.18%	5.21%
after the effects of FAS 133	7.06%	(2.74)%	(7.00)%
Equity-to-Loans Ratio	30.41%	28.39%	29.35%
Current Value Basis
Net Income	$1,049	$1,484	$1,129
of which current value adjustment	$(51)	$34	$(513)
Net Return on Average Interest-earning Assets	0.98%	1.32%	0.76%
Return on Equity	4.05%	5.88%	3.36%
Equity to-Loans Ratio	29.91%	28.19%	29.07%

(a)
Includes loans to the International Finance Corporation and capitalized loan origination fees, and excludes commitments for guarantees.

        On a current value basis, net income for the nine months ended March 31, 2005 was $1,049 million, a decrease of $435 million from the net income for the same period in the previous fiscal year. The main factors contributing to this decrease were: a $314 million decrease in income from loans, a $151 million decrease in the release from the provision for losses on loans and guarantees, a $146 million increase in borrowing expenses, a $277 million increase in investment income and a $85 million decrease in the current value adjustment. For a detailed discussion on all the components contributing to the lower income, please refer to the Current Value Basis section.

        The increase in the equity-to-loans ratio on a current value basis from 28.19% at March 31, 2004 to 29.91% at March 31, 2005 primarily reflected the reduction in IBRD's loan portfolio. The reduction in loans was due to repayments and prepayments of $11,623 million and disbursements of $7,891 million. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans Section for more details).

CURRENT VALUE BASIS

        The Condensed Current Value Balance Sheets in Table 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

        IBRD's Condensed Current Value Statements of Income, with a reconciliation to the reported basis for the nine months ended March 31, 2005, are presented in Table 3.

        A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

        All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

        The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management's best estimates taking into account market exchange rates and interest rates.

        Through the provision for loan losses the current value also includes IBRD's assessment of the appropriate credit risk. This assessment incorporates various factors including its history of payment receipts from borrowers.

        At March 31, 2005, the $2,832 million ($2,998 million-June 30, 2004) increase to IBRD's loan balance from the reported basis to the current value 7.0 basis reflects that the loans in the portfolio, on 6.0average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $166 million decrease in the current value adjustment was due primarily to the decrease in the mark-to-market adjustment on U.S. dollar denominated loans consistent with Percent the flattening in the U.S. dollar reference market 2.0 yield curves (see Figure 1 for illustration), partly offset by the increase in the mark-to-market adjustment on euro and Japanese yen denomi-nated loans due to the downward shifts in the respective reference market yield curves.

Box 1: Hedging Strategy and Use of Derivatives

        IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivatives transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities.

        FAS 133 requires that all derivatives be accounted for at market values in the balance sheet; for derivatives that are not part of a qualifying hedging strategy, changes in the market values must be recognized in earnings. IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. These derivatives are financially equivalent to fixed rate assets, and in general, when market interest rates increase, the reported value of these derivatives will decline, and vice-versa. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked to market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

        A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133. Accordingly, IBRD has elected not to define any qualifying hedge relationships, though IBRD's policies and hedging strategy achieve its risk minimization objectives. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

Figure 1: IBRD's U.S. Dollar Funding Curve

Investment Portfolio

        Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Table 2: Condensed Current Value Balance Sheets at March 31, 2005 and June 30, 2004

	March 31, 2005				June 30, 2004
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustment	Current Value Basis	Current Value Basis
	In millions of U.S. dollars
Due from Banks	$1,034			$1,034	$1,803
Investments	26,586			26,586	31,986
Loans Outstanding	107,032		$2,832	109,864	112,608
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(3,666)			(3,666)	(3,984)
Swaps Receivable
Investments	8,553			8,553	12,476
Loans	98	$2	*	100	95
Borrowings	74,119	(1,645)	1,645	74,119	69,548
Other Asset/Liability	887	(148)	148	887	908
Other Assets	6,931		(427)	6,504	6,340

Total Assets	$221,574	$(1,791)	$4,198	$223,981	$231,780

Borrowings	$101,823	$(1,013)	$3,339	$104,149	$109,675
Swaps Payable
Investments	10,500			10,500	14,284
Loans	91	*		91	93
Borrowings	65,505	(354)	354	65,505	64,777
Other Asset/Liability	1,096	(177)	177	1,096	1,077
Other Liabilities	5,526			5,526	5,453

Total Liabilities	184,541	(1,544)	3,870	186,867	195,359
Paid-in Capital	11,483			11,483	11,483
Retained Earnings and Other Equity	25,550	(247)	328	25,631	24,938

Total Liabilities and Equity	$221,574	$(1,791)	$4,198	$223,981	$231,780

*
Indicates amount less than $0.5 million.

Table 3:
Condensed Current Value Statements of Income for the Nine Months Ended:

	March 31, 2005			March 31, 2004
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
	In millions of U.S. dollars
Income from Loans	$3,056		$3,056	$3,370
Income from Investments	438	$4	442	165
Other Income	190		190	163

Total Income	3,684	4	3,688	3,698

Borrowing Expense	2,219		2,219	2,073
Administrative Expense including contributions to Special Programs	794		794	756
Release of Provision for Losses on Loans and Guarantees	(435)	435	—	—
Other Expense	10		10	5

Total Expense	2,588	435	3,023	2,834

Operating Income	1,096	(431)	665	864
Current Value Adjustment		(51)	(51)	34
Release of Provision for Losses on Loans and Guarantees—Current Value		435	435	586
Effects of Applying FAS 133	719	(719)	—	—

Net Income (Loss)	$1,815	$(766)	$1,049	$1,484

Table 4: Summary of Current Value Adjustments

	Balance Sheet Effects as of March 31, 2005				Total Income Statement Effect for the Nine Months Ended
	Loans	Borrowings	Other Asset/ Liability	Less Prior Years' Effects	March 31, 2005	March 31, 2004
	In millions of U.S. dollars
Total Current Value Adjustments on Balance Sheet	$2,832	$(2,475)	$(29)	$(569)	$(241)	$(297)
Unrealized (Losses) Gains on Investments(a)					(4)	58
Currency Translation Adjustment(b)	$924	$(731)	$1		194	273

Total Current Value Adjustments					$(51)	$34

a.
Unrealized (losses) gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of adjustments to current value for current value reporting.

b.
The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.

Borrowings Portfolio

        The current value of the borrowings portfolio includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments discounted by the cost at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs. At March 31, 2005, the $2,475 million ($2,411 million-June 30, 2004) current value adjustment reflects the average cost of the borrowing portfolio being higher than the rate at which IBRD could obtain funding at the reporting date.

        The current value adjustment due to interest rate changes increased during the period, by $64 million from June 30, 2004, to $2,475 million at March 31, 2005. IBRD experienced losses on its non-U.S. dollar denominated debt, consistent with the downward shifts in the applicable reference market yield curves. Offsetting these losses were gains in IBRD's U.S. dollar denominated debt consistent with the flattening of the U.S. dollar reference market yield curves.

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

Income from Loans

        Income from loans declined by $314 million during the first nine months of FY2005, in comparison with the same period in the previous fiscal year. $184 million of the decline is attributable to lower average loan balances and $157 million is attributable to declining lending rates. Offsetting this decline was the $35 million increase in income from nonaccrual loans principally accounted for by the $56 million overdue interest and charges received from Iraq in December 2004, and a $27 million reduction in loan income attributable to Côte d'Ivoire going into nonaccrual status in November 2004. In comparison, for the comparative period in FY 2004, there were no loans which were either placed into nonaccrual status or restored to accrual status.

Provision for Losses on Loans and Guarantees

        During the first nine months of FY 2005, provisioning requirements were reduced by $435 million. This reflects the combined impact on provisioning requirements from the changes in borrowers' risk ratings, the changes in the volume and distribution of loans and guarantees outstanding and from the annual update of IBRD expected default frequencies. In comparison, during the first nine months of FY 2004, provisioning requirements were reduced by $586 million due to a decrease in the loan portfolio coupled with an improvement in the country risk ratings of the accrual portfolio. The effect has been a reduction in net income of $151 million between the two periods.

Income from Investments

        Income from investments increased by $277 million, due to higher average short-term interest rates during the first nine months of FY 2005, in comparison with FY 2004 (see Figure 1). IBRD holds primarily short term U.S. dollar fixed income investments with an average duration of less than three months.

Borrowing Expenses

        Borrowing expenses increased by $146 million during the first nine months of FY 2005, in comparison with the same period in FY 2004. The increase in the average cost of borrowings, reflecting the rising short-term interest rates, contributed $276 million towards this increase. This was partially offset by a $147 million decrease due to the effects of the decline in the average borrowings balance.

Administrative Expenses (Including contributions to Special Programs)

        Administrative expenses increased by $38 million in the first nine months of FY2005 compared with the same period in FY2004. Increased volume of budgeted expenditures in FY2005 accounted for $32 million of this increase. The small decrease in the percentage allocation for IBRD of the shared administrative expenditures between IBRD and IDA during FY2005 compared with FY2004, resulted in a $13 million decrease. The remaining $19 million increase was due to contributions to special programs.

Current Value Adjustments

        As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio. Currently, the duration of equity is about one year.

        The reduction in equity on a current value basis was a result of the net negative current value adjustment of $51 million for the nine months ended March 31, 2005 (net positive $34 million-March 31, 2004) as shown in Table 4. The current value adjustment reflects changes in both interest rates and currency exchange rates.

        The flattening in the U.S. dollar reference market yield curves (see Figure 1), was the main contributor to the $241 million decrease in IBRD's equity on a current value basis during the nine months ended March 31, 2005. Over the same period last year, IBRD's equity on a current value basis declined by $297 million, primarily reflecting the upward shifts in the applicable reference market yield curves.

        During the nine months ended March 31, 2005, there was an increase in the currency translation adjustment of $194 million on IBRD's net assets due primarily to the appreciation of the euro (6.3%) and Japanese yen (0.8%) against the U.S. dollar during the period. The current valueadjustment due to exchange rate changes for the nine months ended March 31, 2005, for the loans portfolio was an increase of $924 million. The euro and the Japanese yen accounted for approximately 17% and 5%, of the total loan portfolio, and 98% of total non-U.S. dollar denominated loans at March 31, 2005. The current value adjustment due to exchange rate changes for the nine months ended March 31, 2005, for the borrowings portfolio was an increase of $731 million, consistent with the exchange rate movements. The euro and the Japanese yen accounted for approximately 12% and 3%, of the total debt portfolio, and 99% of total non-U.S. dollar denominated loans at March 31, 2005. During the same period in FY 2004, a similar appreciation of the Japanese yen and euro against the U.S. dollar resulted in an increase in the net currency translation adjustment of $273 million on IBRD's net assets.

        Given IBRD's risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

        The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy.

        IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

        As presented in Table 5, IBRD's equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133, were higher at March 31, 2005 than at March 31, 2004, due to the decrease in net loans outstanding and the allocation of FY 2004 net income to the General Reserve. For the period from June 30, 2004 to March 31, 2005, IBRD's equity-to-loans ratio, on both bases, increased due to an increase in equity.

Table 5: Equity-to-Loans

	March 31, 2005	June 30, 2004	March 31, 2004
	In millions of U.S. dollars
Reported Basis
Equity-to-Loans Ratio(a)	30.41%	29.35%	28.39%
Current Value Basis
Equity Used in Equity-to-Loans Ratio	$32,090	$31,901 (b)	$31,775
Loans and Guarantees Outstanding, net of Accumulated Provision for Losses on Loans and Deferred Loan Income	$107,289	$109,748	$112,722
Equity-to-Loans Ratio	29.91%	29.07%	28.19%

a.
Ratios are presented before applying the effects of FAS 133.

b.
The June 30, 2004 equity includes an amount representing the allocation of FY 2004 net income to General Reserve approved by the Executive Directors on August 3, 2004.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

        During the first nine months of FY 2005, short- term interest rates for the U.S. dollar, Japanese yen, and the euro were higher than for the comparative period in FY 2004. In addition, while interest rates were on a rising trend during the first nine months of FY 2005, they were essen-this decrease. The net interest margin on the tially flat during the same period in FY 2004. Figure 2 illustrates these general trends for the six-month LIBOR U.S dollar rates.

Figure 2: Six-Month LIBOR Interest Rates—U.S. Dollar

OPERATING INCOME

        IBRD's operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provisions for losses on loans and guarantees and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

        For the nine months ended March 31, 2005, operating income before applying the effects of FAS 133, was $1,096 million, compared to $1,508 million for the same period in FY 2004. The decrease in operating income is explained by the following factors.

  •
  A $344 million decrease in loan interest income, net of funding costs. A lower net interest margin contributed $237 million of this decrease. The net interest margin on the debt-funded portion of loans was reduced by 45 basis points and the return on the equity-funded portion of loans was reduced by 27 basis points due primarily to repricing lags in the cost pass-through loan products. The remaining $107 million was due to lower average loan balances, which declined from $115,980 million during FY2004 to $109,361 million during FY2005.

  •
  A $151 million decrease in the release of provision for losses on loans and guarantees. During the first nine months of FY 2005, provisioning requirements were reduced by $435 million. This reflects the combined impact on provisioning requirements from the changes in borrowers' risk ratings, the changes in the volume and distribution of loans and guarantees outstanding and from the annual update of IBRD expected default frequencies. In comparison, during the first nine months of FY 2004, provisioning requirements were reduced by $586 million due to a decrease in the loan portfolio coupled with an improvement in the credit worthiness of the accrual portfolio.

  •
  A $67 million increase in investment income, net of funding costs, reflecting the improved performance of IBRD's investment portfolio during the first nine months of FY 2005 due to rising short-term interest rates. The adverse performance during the same period in FY 2004 was in part due to the net markings to-market losses resulting from the weak performance in the bond market. The borrowings which fund the investment portfolio are not marked-to-market.

Table 6: Net Income—Reported Basis

	Nine Months Ended
	March 31, 2005	March 31, 2004
	In millions of U.S. dollars
Loan Interest Income, Net of Funding Costs
Debt Funded	$245	$530
Equity Funded	883	942

Total Loan Interest Income, Net of Funding Costs	1,128	1,472
Other Loan Income	57	25
Release of Provision for Losses on Loans and Guarantees	435	586
Investment Income (Loss), Net of Funding Costs	90	23
Net Other Expenses	(614)	(598)

Operating Income	1,096	1,508
Effects of Applying FAS 133	719	(2,223)

Net Income (Loss)	$1,815	$(715)

EFFECTS OF APPLYING FAS 133

        IBRD marks all derivative instruments, as defined by FAS 133, to market. To a large extent, IBRD uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. These currency swaps are financially equivalent to non-U.S. dollar fixed-rate assets. Thus with interest rate yield curves shifting downwards, particularly in euro, pounds sterling and Japanese yen, these currency swaps resulted in significant mark-to-market gains. A part of these gains were offset by losses on U.S. dollar interest rate swaps. As IBRD is a net floating-rate payer in U.S. dollar interest rate swaps, IBRD incurred losses from the flattening of the U.S. dollar interest rates yield curves (see Figure 1). The net effect is a positive mark-to-market gain of $719 million to the income statement for the nine months ended March 31, 2005. In contrast, the effects of applying FAS 133 resulted in a mark-to-market loss of $2,223 million for the same period in FY 2004 primarily as a result of significant increases in the applicable reference market yield curves.

        Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD's application of FAS 133 does not mark-to-market the underlying financial instruments, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD

FUNDING RESOURCES

PAID-IN CAPITAL

        In 2002, the Executive Directors authorized the IBRD to use the paid-in capital in the national currency of subscribing members for investing or lending in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. During FY2005, IBRD swapped the national currency of a member country to U.S. dollars for investment purposes, and invested the national currency of another member in short-term securities.

SECURITY LENDING OF COLLATERAL POSTED WITH IBRD

        During FY2005, IBRD has engaged in a new program of lending collateral posted by its swap counterparties. The program involves lending securities on an overnight basis against cash or borrowed securities and subsequently investing in AAA money funds. This program has accumulated earnings for IBRD of $1.8 million for nine months ended March 31, 2005.

GOVERNANCE

MANAGEMENT CHANGES

        The Executive Directors are charged, under the Articles of Agreement with the selection of IBRD's President. Following the decision by Mr. James Wolfensohn to retire on May 31, 2005, the Executive Directors unanimously selected on March 31, 2005, Mr. Paul Wolfowitz to be the next President. Mr. Wolfowitz's appointment will become effective June 1, 2005.

        Following the departure of the Chief Financial Officer (CFO) on October 22, 2004 a global search for a new CFO has commenced. Pending the appointment of a new CFO, an acting CFO was appointed effective October 22, 2004.

NET INCOME ALLOCATIONS AND TRANSFERS

        For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2004, and transfers from surplus, that have been approved by the Executive Directors and the Board of Governors, please refer to Notes to Financial Statements—Note C—Retained Earnings, Allocations and Transfers.

CONDENSED BALANCE SHEET

	March 31, 2005	June 30, 2004
	(Unaudited)
	Expressed in millions of U.S. dollars
Assets
Due from banks	$1,034	$1,803
Investments—Trading	26,386	31,146
Securities purchased under resale agreements	200	840
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,792	1,790
Receivable from currency and interest rate swaps
Investments	8,553	12,476
Loans	98	90
Borrowings	74,119	69,548
Other asset/liability	887	908
Loans outstanding—Note B
Total loans	136,626	141,738
Less undisbursed balance	29,594	32,128

Loans outstanding	107,032	109,610
Less:
Accumulated provision for loan losses	3,179	3,505
Deferred loan income	487	479

Net loans outstanding	103,366	105,626
Other assets	5,139	4,986

Total assets	$221,574	$229,213

Liabilities
Borrowings
Short-term	$2,469	$3,146
Medium- and long-term	99,354	104,920
Payable for currency and interest rate swaps
Investments	10,500	14,284
Loans	91	93
Borrowings	65,505	64,777
Other asset/liability	1,096	1,077
Payable for transfers approved by Board of Governors—Note C	1,885	1,748
Other liabilities—Note B	3,641	3,705

Total liabilities	184,541	193,750

Equity
Capital stock—Authorized (1,581,724 shares—March 31, 2005, and June 30, 2004)
Subscribed (1,572,661 shares—March 31, 2005, and June 30, 2004)	189,718	189,718
Less uncalled portion of subscriptions	178,235	178,235

	11,483	11,483
Amounts to maintain value of currency holdings of paid-in capital stock	186	(73)
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	25,182	23,982
Accumulated other comprehensive income—Note E	182	71

Total equity	37,033	35,463

Total liabilities and equity	$221,574	$229,213

The Notes to Special Purpose Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF INCOME

	Three Months Ended March 31 (Unaudited)		Nine Months Ended March 31 (Unaudited)
	2005	2004	2005	2004
	Expressed in millions of U.S. dollars
Income
Loans—Note B	$1,020	$1,077	$3,056	$3,370
Investments—Trading	157	84	438	223
Other—Note D	67	55	190	163

Total income	1,244	1,216	3,684	3,756

Expenses
Borrowings	759	663	2,219	2,073
Administrative—Note F	217	215	672	653
Contributions to special programs	38	38	122	103
Release of provision for losses on loans and guarantees—Note B	(86)	(36)	(435)	(586)
Other	4	1	10	5

Total expenses	932	881	2,588	2,248

Operating income	312	335	1,096	1,508
Effects of applying FAS 133	(801)	(395)	719	(2,223)

Net (loss) income	$(489)	$(60)	$1,815	$(715)

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Three Months Ended March 31 (Unaudited)		Nine Months Ended March 31 (Unaudited)
	2005	2004	2005	2004
	Expressed in millions of U.S. dollars
Net (loss) income	$(489)	$(60)	$1,815	$(715)
Other comprehensive income—Note E
Reclassification of FAS 133 transition adjustment to net income	(9)	(12)	(34)	17
Currency translation adjustments	(294)	(7)	145	240

Total other comprehensive (loss) income	(303)	(19)	111	257

Comprehensive (loss) income	$(792)	$(79)	$1,926	$(458)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

	Nine Months Ended March 31 (Unaudited)
	2005	2004
	Expressed in millions of U.S. dollars
Retained earnings at beginning of the fiscal year	$23,982	$27,031
Transfers approved by Board of Governors—Note C	(615)	(645)
Net income (loss) for the period	1,815	(715)

Retained earnings at end of the period	$25,182	$25,671

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF CASH FLOWS

	Nine Months Ended March 31 (Unaudited)
	2005	2004
	Expressed in millions of U.S. dollars
Cash flows from investing activities
Loans
Disbursements	$(7,825)	$(7,450)
Principal repayments	9,288	11,095
Principal prepayments	2,335	3,596
Loan origination fees received	10	6

Net cash provided by investing activities	3,808	7,247

Cash flows from financing activities
Medium- and long-term borrowings
New issues	9,751	8,838
Retirements	(19,017)	(11,054)
Net short-term borrowings	(716)	(285)
Net currency and interest rate swaps—borrowings	(797)	(498)
Payments for transfers approved by Board of Governors	(503)	(416)
Net capital stock transactions	78	68

Net cash used in financing activities	(11,204)	(3,347)

Cash flows from operating activities
Net income (loss)	1,815	(715)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Effects of applying FAS 133	(719)	2,223
Depreciation and amortization	628	567
Release of provision for losses on loans and guarantees	(435)	(586)
Net changes in other assets and liabilities	6	47

Net cash provided by operating activities	1,295	1,536

Effect of exchange rate changes on unrestricted cash and liquid investments	54	283

Net (decrease) increase in unrestricted cash and liquid investments	(6,047)	5,719
Unrestricted cash and liquid investments at beginning of the fiscal year	31,126	26,620

Unrestricted cash and liquid investments at end of the period	$25,079	$32,339

Composed of
Investments—Trading	$26,386	$32,381
Other	(1,307)	(42)

	$25,079	$32,339

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,184	$1,856
Borrowings	2,950	5,055
Net currency and interest rate swaps—borrowings	(2,224)	(3,726)
Capitalized loan origination fees included in total loans	36	70

The Notes to Financial Statements are an integral part of these Statements

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE A—FINANCIAL INFORMATION

        The unaudited condensed financial statements should be read in conjunction with the June 30, 2004 financial statements and the notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform with the current period's presentation.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

        Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, have been approved annually by the Board of Executive Directors of IBRD since fiscal year 1990 in the case of commitment charge waivers, and since fiscal year 1992 in the case of interest waivers. These waivers have been approved for the fiscal year ending June 30, 2005. For the three months and nine months ended March 31, 2005, the effect of the interest waiver was to reduce net income by $32 million and $93 million, respectively, compared with $28 million and $83 million for respective fiscal year 2004 periods. For the three and nine months ended March 31, 2005, the effect of the commitment charge waiver was to reduce net income by $31 million and $94 million respectively, compared with $33 million and $101 million for the respective fiscal year 2004 periods.

        On August 3, 2004, the Board of Executive Directors approved a waiver of 50 basis points of the front-end fee charged on all loans, with the exception of Special Development Policy loans. This waiver is effective for all loans presented to the Board in fiscal year 2005, with retroactive effect to fiscal year 2004 for all loans presented to the Board on or after March 1, 2004. For the three and nine months ended March 31, 2005, the effect of this waiver was to reduce net income by less than $1 million for both periods.

Overdue Amounts

        At March 31, 2005, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

        The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended March 31, 2005 and June 30, 2004.

	March 31, 2005 (Unaudited)	June 30, 2004
	In millions of U.S. dollars
Recorded investment in nonaccrual loans(a)	$3,761	$3,188
Accumulated provision for losses on nonaccrual loans	$1,513	$1,342
Average recorded investment in nonaccrual loans	$3,533	$3,127
Overdue amounts of nonaccrual loans:
Principal	$433	$365
Interest and charges	365	363

	$798	$728

(a.)
A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

	Three Months Ended March 31 (Unaudited)		Nine Months Ended March 31 (Unaudited)
	2005	2004	2005	2004
	In millions of U.S. dollars
Interest income recognized on loans in nonaccrual status at end of period	$28	$32	$88	$81
Interest income not earned as a result of loans being in nonaccrual status	$16	$7	$53	$32

        A summary of countries with loans in nonaccrual status follows:

	March 31, 2005 (Unaudited)
Borrower	Principal outstanding	Principal, interest and charges overdue	Nonaccrual since
	In millions of U.S. dollars
With Overdues
Côte d'Ivoire	$456	$105	November 2004
Liberia	155	400	June 1987
Seychelles	3	2	August 2002
Zimbabwe	456	291	October 2000

Total	1,070	798
Without Overdues
Serbia and Montenegro	2,691	—	September 1992

Total	$3,761	$798

        During the nine months ended March 31, 2005, loans made to or guaranteed by Côte d'Ivoire were placed into nonaccrual status. Loan income for the nine months ended March 31, 2005 would have been higher by $27 million, had these loans not been in nonaccrual status.

        On December 16, 2004, Iraq cleared all of their out-standing loan principal, interest and charges due to IBRD, all of which were overdue. As a result of this event, loan income for the nine months ended March 31, 2005 increased by $56 million, $51 million of which represents income that would have been earned in previous years had these loans not been in nonaccrual status.

        During the nine months ended March 31, 2004, there were no loans placed into nonaccrual status or restored to accrual status.

        Serbia and Montenegro's arrears to IBRD were cleared through exceptional rescheduling arrangements in January, 2002. Under these arrangements, all loans to the country are to remain in non-accrual status pending completion of a period of policy and payments performance, even though they are current on all obligations to IBRD.

Accumulated Provision for Losses on Loans and Guarantees

        Changes to the Accumulated Provision for Losses on Loans and Guarantees for the nine months ended March 31, 2005 and for the fiscal year ended June 30, 2004, are summarized below:

	March 31, 2005 (Unaudited)	June 30, 2004
	In millions of U.S. dollars
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$3,520	$4,069
Release of provision for losses on loans and guarantees	(435)	(665)
Translation adjustment	107	116

Accumulated provision for losses on loans and guarantees, end of the period	$3,192	$3,520

Composed of:
Accumulated provision for loan losses	$3,179	$3,505
Accumulated provision for guarantee losses(a)	13	15

Total	$3,192	$3,520

(a.)
The accumulated provision for guarantee losses is included in Other Liabilities on the condensed balance sheet.

Guarantees

        Guarantees of $1,171 million were outstanding at March 31, 2005 ($1,218 million—June 30, 2004). This amount represents the maximum potential undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2015.

        At March 31, 2005, liabilities of $23 million ($23 million—June 30, 2004), related to IBRD's obligations under guarantees have been included in Other Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $13 million ($15 million—June 30, 2004).

        During the nine months ended March 31, 2005, and March 31, 2004, no guarantees provided by IBRD were called.

Segment Reporting

        Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD's operations, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual borrowers.

        For the nine months ended March 31, 2005, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $368 million and $354 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

        The following table presents IBRD's outstanding loan balances and associated loan income, by geographic region, at March 31, 2005 and March 31, 2004:

	March 31, 2005 (Unaudited)		March 31, 2004 (Unaudited)
Region
	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding
	In millions of U.S. dollars
Africa	$29	$2,365	$75	$2,595
East Asia and Pacific	848	27,577	1,030	30,561
Europe and Central Asia	671	26,832	644	26,475
Latin America and the Caribbean	1,079	35,662	1,185	36,696
Middle East and North Africa	274	7,145	258	7,645
South Asia	151	7,379	172	6,842
Other(a)	4	72	6	111

Total	$3,056	$107,032	$3,370	$110,925

(a)
Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

        IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense. On August 3, 2004, IBRD's Executive Directors approved the allocation of $680 million of the net income earned in the fiscal year ended June 30, 2004, to the General Reserve and an increase of $21 million in the pension reserve. There was a $4,100 million reduction in Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133 during fiscal year 2004.

(a)
For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39 (Revised), "Financial Instruments: Recognition and Measurement".

        On October 3, 2004, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2004: $300 million to the International Development Association (IDA), $240 million as an immediate transfer to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $50 million as an immediate transfer to the Debt Reduction Facility for IDA-only Countries, and the retention of $405 million as Surplus.

        On October 13, 2004, IBRD's Board of Governors approved the transfer of $25 million from Surplus to the Trust Fund for Liberia, administered by IDA.

        Subsequent to March 31, 2005, on April 22, 2005, IBRD's Board of Governors approved the transfer of $25 million and $2.5 million from Surplus to the Multi-Donor Trust Fund for Aceh and North Sumatra, and the Trust Fund for Tsunami Disaster Recovery in India respectively, to support tsunami recovery activities. These trust funds will be administered by IDA.

        In accordance with IBRD's Articles of Agreement, the Board of Governors may exercise its reserved power, acting on behalf of shareholders. Such transfers are considered to be transactions with shareholders and accordingly are accounted for as direct reductions to equity.

        Retained Earnings comprises the following elements at March 31, 2005 and June 30, 2004:

	March 31, 2005 (Unaudited)	June 30, 2004
	In millions of U.S. dollars
Special Reserve	$293	$293
General Reserve	22,222	21,542
Pension Reserve	955	934
Surplus	475	95
Cumulative FAS 133 Adjustments	(578)	3,522
Unallocated Net Income (Loss)	1,815	(2,404)

Total	$25,182	$23,982

NOTE D—OTHER INCOME

        Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA), and certain trust funds. For the nine months ended March 31, 2005, service fee revenue from IFC and MIGA amounted to $28 million and $5 million, respectively, compared with $23 million and $4 million for the respective fiscal year 2004 periods.

NOTE E—COMPREHENSIVE INCOME

        Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

        The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2005 and March 31, 2004.

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2005 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
	In millions of U.S. dollars
Balance, beginning of the fiscal year	$(13)	$500	$(416)	$71
Changes from period activity	145	—	(34)	111

Balance, end of the period	$132	$500	$(450)	$182

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2004 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Loss
	In millions of U.S. dollars
Balance, beginning of the fiscal year	$(346)	$500	$(414)	$(260)
Changes from period activity	240	—	17	257

Balance, end of the period	$(106)	$500	$(397)	$(3)

(a)
Reclassification of cumulative effect of change in accounting principle to net income.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

        IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA

        All costs associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IBRD's net periodic pension costs are included in Administrative Expenses on the Condensed Statement of Income. IDA, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

        The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the nine months ended March 31, 2005 and March 31, 2004.

	Three Months Ended March 31, 2005 (Unaudited)					Nine Months Ended March 31, 2005 (Unaudited)
	SRP	RSBP		PEBP		SRP	RSBP	PEBP
	In millions of U.S. dollars
Benefit Cost
Service cost	$58	$8		$3		$174	$23	$8
Interest cost	120	14		2		361	44	6
Expected return on plan assets	(174)	(17)		—		(521)	(53)	—
Amortization of prior service cost	4	(*	)	*		10	(1)	*
Amortization of unrecognized net loss (gain)	—	3		(*	)	—	10	(1)

Net periodic pension cost	$8	$8		$5		$24	$23	$13

of which:
IBRD's Share	$4	$3		$2		$11	$10	$6
IDA's Share	$4	$5		$3		$13	$13	$7

	Three Months Ended March 31, 2004 (Unaudited)			Nine Months Ended March 31, 2004 (Unaudited)
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
	In millions of U.S. dollars
Benefit Cost
Service cost	$53	$7	$2	$159	$21	$7
Interest cost	103	12	2	308	37	5
Expected return on plan assets	(148)	(14)	—	(446)	(43)	—
Amortization of prior service cost	3	*	*	10	(1)	*
Amortization of unrecognized net loss (gain)	4	3	*	13	10	(1)

Net periodic pension cost	$15	$8	$4	$44	$24	$11

of which:
IBRD's Share	$7	$4	$2	$20	$11	$5
IDA's Share	$8	$4	$2	$24	$13	$6

*
Less than $0.5 million.

        At March 31, 2005, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2005, remained unchanged from that disclosed in the June 30, 2004 financial statements: $235 million for the SRP and $41 million for the RSBP.

[DELOITTE LETTERHEAD]

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
    International Bank for Reconstruction and Development

        We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2005, and the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2005 and 2004, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2005 and 2004. These interim financial statements are the responsibility of IBRD's management.

        We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

        We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2004, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 3, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2004 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

May 10, 2005

International Bank for Reconstruction and Development
Treasury Asset Liability Risk System (TALRS)

SEC Report—Changes in Borrowings
Borrowings (MLT) January 03, 2005 thru March 31, 2005

DESK: ALM,IBRD

Borrowing Type Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
New Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0110AUD04.95	0000006922	AUD		70,000,000	53,112,500	18-Jan-2005	19-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0107AUD04.25	0000006924	AUD		647,000,000	490,911,250	18-Jan-2005	18-Jan-2007
BOND/SELL AUD/IBRD/GDIF/0108AUD04.85	0000006936	AUD		17,000,000	13,077,250	27-Jan-2005	25-Jan-2008
BOND/SELL AUD/IBRD/GDIF/0208AUD04.80	0000006955	AUD		20,000,000	15,448,000	09-Feb-2005	11-Feb-2008
BOND/SELL AUD/IBRD/GDIF/0210AUD05.01	0000006948	AUD		60,000,000	46,884,000	15-Feb-2005	16-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0808AUD04.95	0000006965	AUD		13,000,000	10,305,100	24-Feb-2005	22-Aug-2008
BOND/SELL AUD/IBRD/GDIF/0208AUD05.08	0000006973	AUD		13,500,000	10,701,450	24-Feb-2005	25-Feb-2008
BOND/SELL AUD/IBRD/GDIF/0307AUD04.64	0000006969	AUD		15,000,000	11,828,250	28-Feb-2005	05-Mar-2007
BOND/SELL AUD/IBRD/GDIF/0308AUD05.17	0000007000	AUD		461,000,000	364,420,500	09-Mar-2005	10-Mar-2008
BOND/SELL AUD/IBRD/GDIF/0908AUD05.18	0000007001	AUD		84,000,000	66,414,600	15-Mar-2005	11-Sep-2008
BOND/SELL AUD/IBRD/GDIF/0309AUD05.20	0000006980	AUD		80,000,000	63,232,000	17-Mar-2005	17-Mar-2009
BOND/SELL AUD/IBRD/GDIF/0407AUD04.93	0000007020	AUD		20,000,000	15,458,000	29-Mar-2005	05-Apr-2007

Total By Currency					1,161,792,900

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0309EUR02.33	0000006996	EUR		10,200,000	13,472,670	09-Mar-2005	09-Mar-2009
BOND/SELL EUR/IBRD/GDIF/0315EURSTR	0000006975	EUR		13,000,000	17,435,600	15-Mar-2005	15-Mar-2015

Total By Currency					30,908,270

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0135JPYSTR	0000006914	JPY		1,100,000,000	10,636,241	06-Jan-2005	08-Jan-2035
BOND/SELL JPY/IBRD/GDIF/0135JPYSTR01	0000006923	JPY		2,000,000,000	19,135,094	11-Jan-2005	12-Jan-2035
BOND/SELL JPY/IBRD/GDIF/0135JPYSTR02	0000006925	JPY		1,000,000,000	9,738,995	18-Jan-2005	18-Jan-2035
BOND/SELL JPY/IBRD/GDIF/0135JPYSTR04	0000006937	JPY		1,000,000,000	9,725,734	26-Jan-2005	26-Jan-2035
BOND/SELL JPY/IBRD/GDIF/0135JPYSTR03	0000006938	JPY		5,000,000,000	48,628,671	26-Jan-2005	27-Jan-2035
BOND/SELL JPY/IBRD/GDIF/0220JPYSTR02	0000006942	JPY		1,300,000,000	12,527,103	03-Feb-2005	04-Feb-2020
BOND/SELL JPY/IBRD/GDIF/0235JPYSTR	0000006946	JPY		1,700,000,000	16,341,440	07-Feb-2005	08-Feb-2035
BOND/SELL JPY/IBRD/GDIF/0235JPYSTR03	0000006960	JPY		600,000,000	5,657,175	14-Feb-2005	14-Feb-2035
BOND/SELL JPY/IBRD/GDIF/0235JPYSTR01	0000006957	JPY		500,000,000	4,737,316	22-Feb-2005	23-Feb-2035
BOND/SELL JPY/IBRD/GDIF/0235JPYSTR02	0000006959	JPY		1,000,000,000	9,474,632	22-Feb-2005	22-Feb-2035
BOND/SELL JPY/IBRD/GDIF/0235JPYSTR04	0000006967	JPY		500,000,000	4,737,316	22-Feb-2005	22-Feb-2035
BOND/SELL JPY/IBRD/GDIF/0220JPYSTR03	0000006958	JPY		500,000,000	4,806,075	24-Feb-2005	24-Feb-2020
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR	0000006978	JPY		1,000,000,000	9,485,866	08-Mar-2005	09-Mar-2035
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR02	0000006985	JPY		500,000,000	4,801,460	14-Mar-2005	15-Mar-2035
BOND/SELL JPY/IBRD/GDIF/0320JPYSTR11	0000006983	JPY		600,000,000	5,721,369	16-Mar-2005	16-Mar-2020
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR03	0000006986	JPY		1,000,000,000	9,535,616	16-Mar-2005	16-Mar-2035
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR01	0000006982	JPY		1,200,000,000	11,515,762	18-Mar-2005	22-Mar-2035
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR04	0000007009	JPY		600,000,000	5,720,278	22-Mar-2005	22-Mar-2035
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR07	0000007014	JPY		1,200,000,000	11,440,557	22-Mar-2005	22-Mar-2035
BOND/SELL JPY/IBRD/GDIF/0317JPYSTR02	0000007003	JPY		1,000,000,000	9,489,917	23-Mar-2005	23-Mar-2017
BOND/SELL JPY/IBRD/GDIF/0320JPYSTR12	0000007004	JPY		8,000,000,000	76,230,406	24-Mar-2005	31-Mar-2020
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR05	0000007012	JPY		500,000,000	4,697,924	29-Mar-2005	29-Mar-2035
BOND/SELL JPY/IBRD/GDIF/0335JPYSTR06	0000007013	JPY		3,100,000,000	29,127,126	29-Mar-2005	30-Mar-2035

BOND/SELL JPY/IBRD/GDIF/0335JPYSTR09	0000007024	JPY	1,000,000,000	9,395,847	29-Mar-2005	27-Mar-2035

Total By Currency				343,307,920

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0107NZD05.57	0000006933	NZD	14,000,000	9,993,900	26-Jan-2005	26-Jan-2007
BOND/SELL NZD/IBRD/GDIF/0207NZD05.40	0000006954	NZD	472,000,000	335,332,400	15-Feb-2005	15-Feb-2007
BOND/SELL NZD/IBRD/GDIF/0307NZD05.68	0000006991	NZD	13,000,000	9,583,600	16-Mar-2005	19-Mar-2007
BOND/SELL NZD/IBRD/GDIF/0308NZD06.30	0000007023	NZD	10,000,000	7,144,000	29-Mar-2005	27-Mar-2008

Total By Currency				362,053,900

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0310PLN04.00	0000006979	PLN	200,000,000	67,163,678	16-Mar-2005	16-Mar-2010

Total By Currency				67,163,678

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0110TRY15.00	0000006926	TRY	70,000,000	50,695,249	07-Jan-2005	07-Jan-2010

Total By Currency				50,695,249

United States Dollar
BOND/SELL USD/IBRD/GDIF/0115USDSTR01	0000006931	USD	100,000,000	100,000,000	20-Jan-2005	20-Jan-2015
BOND/SELL USD/IBRD/GDIF/0109USD03.30	0000006932	USD	34,000,000	34,000,000	24-Jan-2005	23-Jan-2009
BOND/SELL USD/IBRD/GDIF/0708USD03.11	0000006934	USD	130,000,000	130,000,000	26-Jan-2005	28-Jul-2008
BOND/SELL USD/IBRD/GDIF/0108USD02.91	0000006935	USD	24,000,000	24,000,000	27-Jan-2005	25-Jan-2008
BOND/SELL USD/IBRD/GDIF/0235USD04.75	0000006962	USD	750,000,000	750,000,000	09-Feb-2005	15-Feb-2035
BOND/SELL USD/IBRD/GDIF/0209USD03.11	0000006953	USD	165,000,000	165,000,000	15-Feb-2005	13-Feb-2009
BOND/SELL USD/IBRD/GDIF/0808USD03.13	0000006966	USD	46,000,000	46,000,000	24-Feb-2005	22-Aug-2008
BOND/SELL USD/IBRD/GDIF/0209USD03.25	0000006971	USD	30,000,000	30,000,000	24-Feb-2005	24-Feb-2009
BOND/SELL USD/IBRD/GDIF/0308USD03.07	0000006968	USD	120,000,000	120,000,000	28-Feb-2005	05-Mar-2008
BOND/SELL USD/IBRD/GDIF/0310USDSTR	0000006977	USD	50,000,000	50,000,000	01-Mar-2005	01-Mar-2010
BOND/SELL USD/IBRD/GDIF/0320USDSTR01	0000006972	USD	25,000,000	25,000,000	04-Mar-2005	04-Mar-2020
BOND/SELL USD/IBRD/GDIF/0909USD03.58	0000006995	USD	166,000,000	166,000,000	09-Mar-2005	09-Sep-2009
BOND/SELL USD/IBRD/GDIF/0309USD03.37	0000006984	USD	51,000,000	51,000,000	10-Mar-2005	10-Mar-2009
BOND/SELL USD/IBRD/GDIF/0308USD03.25	0000006998	USD	10,000,000	10,000,000	15-Mar-2005	13-Mar-2008
BOND/SELL USD/IBRD/GDIF/0907USD03.00A	0000006992	USD	50,000,000	50,000,000	16-Mar-2005	19-Sep-2007
BOND/SELL USD/IBRD/GDIF/0309USD03.54	0000007010	USD	10,000,000	10,000,000	22-Mar-2005	19-Mar-2009
BOND/SELL USD/IBRD/GDIF/0315USDSTR01	0000007005	USD	20,000,000	20,000,000	24-Mar-2005	24-Mar-2015
BOND/SELL USD/IBRD/GDIF/0315USDSTR02	0000007017	USD	30,000,000	30,000,000	24-Mar-2005	24-Mar-2015
BOND/SELL USD/IBRD/GDIF/0908USD03.43	0000007006	USD	27,000,000	27,000,000	29-Mar-2005	26-Sep-2008
BOND/SELL USD/IBRD/GDIF/0407USD03.00	0000007019	USD	80,000,000	80,000,000	29-Mar-2005	05-Apr-2007

Total By Currency				1,918,000,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1214ZAR07.56	0000006917	ZAR	118,000,000	19,581,000	11-Jan-2005	10-Dec-2014
BOND/SELL ZAR/IBRD/GDIF/1214ZAR07.38	0000006921	ZAR	60,000,000	10,090,308	13-Jan-2005	10-Dec-2014
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.20	0000006919	ZAR	60,000,000	9,878,495	19-Jan-2005	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1214ZAR07.20	0000006930	ZAR	160,000,000	26,952,816	26-Jan-2005	10-Dec-2014
BOND/SELL ZAR/IBRD/GDIF/0210ZAR01.00	0000006940	ZAR	200,000,000	32,461,736	09-Feb-2005	09-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0215ZAR07.20	0000006941	ZAR	50,000,000	8,032,129	14-Feb-2005	10-Feb-2015
BOND/SELL ZAR/IBRD/GDIF/0214ZAR07.20	0000006944	ZAR	135,000,000	21,686,747	14-Feb-2005	10-Feb-2014
BOND/SELL ZAR/IBRD/GDIF/0215ZAR07.00	0000006945	ZAR	300,000,000	49,522,929	17-Feb-2005	17-Feb-2015
BOND/SELL ZAR/IBRD/GDIF/0212ZAR07.14	0000006947	ZAR	60,000,000	9,904,586	17-Feb-2005	10-Feb-2012
BOND/SELL ZAR/IBRD/GDIF/0215ZAR07.00	0000006961	ZAR	100,000,000	16,507,643	17-Feb-2005	17-Feb-2015
BOND/SELL ZAR/IBRD/GDIF/0210ZAR06.00	0000006951	ZAR	300,000,000	50,209,206	22-Feb-2005	22-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0214ZAR07.20A	0000006956	ZAR	98,000,000	16,503,318	23-Feb-2005	10-Feb-2014
BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.84	0000006964	ZAR	105,000,000	17,948,411	01-Mar-2005	10-Mar-2011

BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.84A	0000006976	ZAR		165,000,000	28,209,468	10-Mar-2005	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0309ZAR06.42	0000006981	ZAR		100,000,000	16,677,368	17-Mar-2005	10-Mar-2009
BOND/SELL ZAR/IBRD/GDIF/0210ZAR06.00	0000006993	ZAR		400,000,000	66,061,108	22-Mar-2005	22-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0315ZAR06.50	0000007002	ZAR		200,000,000	32,699,776	23-Mar-2005	23-Mar-2015
BOND/SELL ZAR/IBRD/GDIF/0309ZAR06.42A	0000006994	ZAR		50,000,000	8,040,395	29-Mar-2005	10-Mar-2009
BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.78	0000007011	ZAR		150,000,000	23,988,486	30-Mar-2005	10-Mar-2011

Total By Currency					464,955,924

Total					4,398,877,840

MTBOZ
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0207BRLSTR	0000006974	BRL		210,067,500	81,022,679	28-Feb-2005	23-Feb-2007

Total By Currency					81,022,679

United States Dollar
BOND/SELL USD/IBRD/GDIF/0135USDSTR	0000006929	USD		20,000,000	20,000,000	19-Jan-2005	19-Jan-2035
BOND/SELL USD/IBRD/GDIF/0714USDSTR01	0000007008	USD		5,000,000	5,000,000	18-Mar-2005	22-Jul-2014

Total By Currency					25,000,000

Total					106,022,679

Maturing Borrowings
GLDDP
Gold
BOND/SELL XAU/IBRD/CB/0205XAU00.44	0000006200	XAU		159,990	65,895,839	10-Feb-2003	10-Feb-2005
BOND/SELL XAU/IBRD/CB/0305XAU00.40	0000006287	XAU		160,118	70,507,811	13-Mar-2003	14-Mar-2005

Total By Currency					136,403,649

Total					136,403,649

MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0205AUD04.46	0000005500	AUD		50,000,000	38,690,000	29-Jan-2002	01-Feb-2005
BOND/SELL AUD/IBRD/GDIF/0205AUD04.97	0000005529	AUD		20,000,000	15,656,000	19-Feb-2002	18-Feb-2005
BOND/SELL AUD/IBRD/GDIF/0305AUD04.36	0000005932	AUD		20,000,000	15,417,000	26-Sep-2002	30-Mar-2005
BOND/SELL AUD/IBRD/GDIF/0205AUD03.76	0000006167	AUD		150,000,000	117,420,000	18-Feb-2003	18-Feb-2005
BOND/SELL AUD/IBRD/GDIF/0305AUD03.61	0000006271	AUD		210,000,000	162,309,000	27-Mar-2003	29-Mar-2005

Total By Currency					349,492,000

Euro Currency
BOND/SELL EUR/IBRD/MLT/0105NLG07.88E	0000000375	EUR	NLG0063MLT03	1,225,207	1,612,984	15-Jan-1985	13-Jan-2005
BOND/SELL EUR/IBRD/GDIF/0105EUR03.29	0000005485	EUR		20,000,000	26,031,000	28-Jan-2002	28-Jan-2005
BOND/SELL EUR/IBRD/0205EUR03.60	0000005527	EUR		52,000,000	67,727,400	19-Feb-2002	18-Feb-2005
BOND/SELL EUR/IBRD/GDIF/0205EUR03.38	0000005545	EUR		23,000,000	30,381,850	26-Feb-2002	25-Feb-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.50	0000005544	EUR		85,000,000	111,690,000	07-Mar-2002	07-Mar-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.5001	0000005601	EUR		10,000,000	13,312,500	20-Mar-2002	22-Mar-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.82	0000005623	EUR		30,000,000	38,779,500	25-Mar-2002	30-Mar-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.48	0000005602	EUR		24,000,000	31,090,800	26-Mar-2002	29-Mar-2005

Total By Currency					320,626,034

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0205HKD7.50	0000004290	HKD		200,000,000	25,641,683	09-Feb-2000	14-Feb-2005

Total By Currency					25,641,683

Hungarian Forint
BOND/SELL HUF/IBRD/GDIF/0105HUF06.25	0000006142	HUF		10,000,000,000	53,089,828	27-Jan-2003	27-Jan-2005
BOND/SELL HUF/IBRD/GDIF/0105HUF06.25	0000006206	HUF		5,000,000,000	26,544,914	19-Feb-2003	27-Jan-2005
BOND/SELL HUF/IBRD/GDIF/0105HUF06.25	0000006454	HUF		5,000,000,000	26,544,914	09-Jul-2003	27-Jan-2005

Total By Currency					106,179,656

Japanese Yen
BOND/SELL JPY/IBRD/MLT/0205JPY06.30	0000000343	JPY	JPY0186MLT01	10,000,000,000	95,451,725	28-Feb-1990	28-Feb-2005

Total By Currency					95,451,725

Norwegian Krone
BOND/SELL NOK/IBRD/0205NOK06.00	0000005322	NOK		400,000,000	63,092,478	07-Nov-2001	07-Feb-2005
BOND/SELL NOK/IBRD/0205NOK06.00	0000005566	NOK		200,000,000	31,546,239	28-Feb-2002	07-Feb-2005

Total By Currency					94,638,717

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0305PLN16.50	0000000421	PLN	PLN0676GDI01	100,000,000	34,082,001	09-Mar-1998	09-Mar-2005

Total By Currency					34,082,001

United States Dollar
BOND/SELL USD/IBRD/COLTS/0305USD09.00	0000000754	USD	USD1391COL01	50,000	50,000	07-Feb-1990	15-Mar-2005
BOND/SELL USD/IBRD/COLTS/0205USD09.50	0000000756	USD	USD1393COL01	100,000	100,000	08-Feb-1990	08-Feb-2005
BOND/SELL USD/IBRD/GDIF/0105USD07.00	0000004294	USD		3,000,000,000	3,000,000,000	27-Jan-2000	27-Jan-2005
BOND/SELL USD/IBRD/GDIF/0105USD04.77	0000004884	USD		100,000,000	100,000,000	31-Jan-2001	31-Jan-2005
BOND/SELL USD/IBRD/GDIF/0105USD04.00	0000005468	USD		3,000,000,000	3,000,000,000	10-Jan-2002	10-Jan-2005
BOND/SELL USD/IBRD/GDIF/0105USD03.35	0000005478	USD		10,000,000	10,000,000	28-Jan-2002	28-Jan-2005
BOND/SELL USD/IBRD/GDIF/0105USD03.50	0000005476	USD		16,000,000	16,000,000	29-Jan-2002	28-Jan-2005
BOND/SELL USD/IBRD/GDIF/0205USD03.26	0000005499	USD		150,000,000	150,000,000	29-Jan-2002	01-Feb-2005
BOND/SELL USD/IBRD/GDIF/0105USD03.37	0000005488	USD		30,000,000	30,000,000	30-Jan-2002	31-Jan-2005
BOND/SELL USD/IBRD/GDIF/0205USD03.50	0000005538	USD		15,000,000	15,000,000	21-Feb-2002	22-Feb-2005
BOND/SELL USD/IBRD/GDIF/0205USD03.30	0000005557	USD		30,000,000	30,000,000	27-Feb-2002	28-Feb-2005
BOND/SELL USD/IBRD/GDIF/0305USD03.43	0000005543	USD		150,000,000	150,000,000	07-Mar-2002	07-Mar-2005
BOND/SELL USD/IBRD/GDIF/0305USD03.65	0000005577	USD		10,000,000	10,000,000	07-Mar-2002	07-Mar-2005
BOND/SELL USD/IBRD/GDIF/0305USD03.62	0000005659	USD		23,400,000	23,400,000	21-Mar-2002	22-Mar-2005
BOND/SELL USD/IBRD/GDIF/0305USD03.76	0000005622	USD		80,000,000	80,000,000	25-Mar-2002	30-Mar-2005

Total By Currency					6,614,550,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0105ZAR12.50	0000005971	ZAR		150,000,000	24,766,371	15-Oct-2002	14-Jan-2005

Total By Currency					24,766,371

Total					7,665,428,188

MTBOZ
United States Dollar
BOND/SELL USD/IBRD/MLT/0205USD00.00	0000000493	USD	USD0189MLT50	18,000,000	18,000,000	06-Mar-1985	15-Feb-2005
BOND/SELL USD/IBRD/MLT/0205USD00.001	0000001069	USD	USD0196MLT04	20,000,000	20,000,000	07-Jan-1986	15-Feb-2005

Total By Currency					38,000,000

Total					38,000,000

Early Retirement
MTBOC
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0213AUD01.00	0000006970	AUD		100,000,000	78,485,000	22-Feb-2005	20-Feb-2013

BOND/BUY AUD/IBRD/GDIF/1112AUD01.00	0000006997	AUD	BUYBACK	150,000,000	119,475,000	10-Mar-2005	20-Nov-2012

Total By Currency					197,960,000

Canadian Dollar
BOND/BUY CAD/IBRD/GDIF/0513CAD01.00	0000006999	CAD	BUYBACK	100,000,000	82,535,490	22-Mar-2005	22-May-2013

Total By Currency					82,535,490

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR18	0000006916	JPY		1,100,000,000	10,660,464	14-Jan-2005	14-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0814JPYSTR	0000006952	JPY		2,000,000,000	18,949,263	22-Feb-2005	20-Aug-2014
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR19	0000006963	JPY		1,200,000,000	11,438,921	04-Mar-2005	04-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0328JPYSTR01	0000006988	JPY		1,000,000,000	9,395,847	29-Mar-2005	23-Mar-2028
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR65	0000006990	JPY		1,500,000,000	14,093,771	29-Mar-2005	25-Mar-2032

Total By Currency					64,538,266

United States Dollar
BOND/BUY USD/IBRD/GDIF/0713USDSTR02	0000006927	USD		20,000,000	20,000,000	24-Jan-2005	23-Jul-2013
BOND/BUY USD/IBRD/GDIF/0713USDSTR03	0000006928	USD		20,000,000	20,000,000	31-Jan-2005	29-Jul-2013
BOND/BUY USD/IBRD/GDIF/0813USDSTR02	0000006939	USD		20,000,000	20,000,000	07-Feb-2005	07-Aug-2013
BOND/BUY USD/IBRD/GDIF/0813USDSTR04	0000006943	USD		65,000,000	65,000,000	14-Feb-2005	13-Aug-2013
BOND/BUY USD/IBRD/GDIF/0214USDSTR01	0000006949	USD		53,000,000	53,000,000	18-Feb-2005	18-Feb-2014
BOND/BUY USD/IBRD/GDIF/0214USDSTR	0000006950	USD		20,000,000	20,000,000	18-Feb-2005	18-Feb-2014
BOND/BUY USD/IBRD/GDIF/0314USDSTR	0000006989	USD		30,000,000	30,000,000	29-Mar-2005	28-Mar-2014

Total By Currency					228,000,000

Total					573,033,756

MTBOZ
South African Rand
BOND/BUY ZAR/IBRD/GDIF/1228ZAR0	0000007016	ZAR	BUYBACK	2,000,000,000	330,076,580	24-Mar-2005	29-Dec-2028

Total By Currency					330,076,580

Total					330,076,580

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS
IBRD CONDENSED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS
CONDENSED BALANCE SHEET
CONDENSED STATEMENT OF INCOME
CONDENSED STATEMENT OF COMPREHENSIVE INCOME
CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS
CONDENSED STATEMENT OF CASH FLOWS
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)